HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

May 31, 2011

H. Christopher Owings

Assistant Director

Securities & Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:

China Advanced Technology

Amendment No. 4 Registration Statement on Form S-1

Filed May 18, 2011

File No. 333-169212

Dear Mr. Owings:

We hereby file amendment number 5 and respond as follows to your comment letter by copying your comments, followed by a response in italics:

General

1.

Please correct the spelling of your name on EDGAR to state "China Advanced Technology" instead of China Advanced Techology.

Complied.

2.

We note your response to comment two in our letter dated May 16, 2011.  As previously requested, please revise your disclosure throughout the prospectus to state that each selling stockholder is an underwriter.  Your disclosure that the company deems each selling stockholder to be an underwriter is insufficient.

Complied by revisions on the cover page and under the captions Prospectus Summary-Offering, Selling Stockholders, and Plan of Distribution.

H. Christopher Owings, Assistant Director

Securities & Exchange Commission

May 31, 2011

Page -1-

Market Price of Common Stock, page 6

3.

We note That you have not disclosed any unregistered sales of securities in "Part II - Item 15.  Recent Sales of Unregistered Securities" for the period from January 31, 2011 to May 16, 2011.  Accordingly, please explain how the number of record holders increased from 50 to 95 during such period.

The increase was not due to any issuance of securities. It appears that the earlier number provided by the transfer agent did not include pre-reorganization shareholders (eg, with certificates still under the name of Vitalcare). In updating the document in the factual due diligence process the correct number of shareholders was provided. There were also a  number of shares coming out of street name.

Very truly yours,

Jehu Hand

JH:kp